

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 2, 2016

Sam Lawn
Chief Financial Officer
Taomee Holdings Limited
16/F, Building No. A-2
No. 1528 Gumei Road, Xuhui District
Shanghai 200233
People's Republic of China

> **Re: Taomee Holdings Limited**
> **Schedule 13E-3**
> **Filed January 5, 2016**
> **File No. 005-86594**

Dear Mr. Lawn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your filing, by providing the requested information, or advising us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction, page 1

1.   In the third full paragraph on page 5 you state that "[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This language is inconsistent with the public disclosure otherwise made in the filing because each Filing Party has signed the Schedule 13E-3. Please remove this disclaimer.

2.   The identification of a filing person on Schedule 13E-3 renders the disclaimer in the final paragraph of this section inappropriate as currently worded. If your intent is to deny affiliation or control as those terms are commonly used (versus as defined terms in Rule 13e-3), please revise. Otherwise, delete this disclaimer.

Exhibit (a)-(1)

Letter to shareholders

3.   Please clarify in the carryover paragraph at the top of page ii that the Rollover Shares will be replaced by newly-issued shares of the Parent. In this regard, we note the disclosure in the first bullet point on page 6.

Summary Term Sheet

Treatment of Company Equity Awards (Page 88), page 4

4.   To the extent that insiders and other affiliates of the Company may receive material equity awards after the transaction, they may be engaged in this going private transaction and would therefore have to be included as a filing persons on this Schedule 13E-3. Please advise.

Financing of the Merger (Page 60), page 10

5.   Provide a time frame for the time period you mean by "as soon as practicable" to more specifically explain when shareholders will receive the merger consideration.

6.   We note your statement that you do not foresee any restrictions or limitations on the Buyer Group's ability to make payment of the merger consideration, which will be paid in US currency. Indicate in your response letter whether the funds to be used for the merger are required to be located outside of The People's Republic of China, and if so, whether there are any restrictions on the ability to remove those funds (if they are not already located outside of the PRC). We may have further comments.

Questions and Answers About the Extraordinary General Meeting and the Merger, page 18

7.   Much of the information in this section appears to be a repeat of the disclosure under the caption "Summary Term Sheet" or in your letter to shareholders. For example, you already appear to provide parts of the disclosure with regard to votes required to approve the merger, the Board recommendation, voting ADSs, and dissenter's rights. Please consider revising to eliminate redundancies.

Special Factors

Background of the Merger, page 26

8.   We note from the discussion in the second paragraph that the Company periodically reviewed strategic alternatives. Please disclose the other strategic alternatives explored by the Board and why those were not pursued. Refer to Item 1013(b) of Regulation M-A.

9.   In the first sentence of the last paragraph on page 26 where you state that the board discussed the Proposal in a telephonic meeting, please disclose whether Messrs. Wang and Cheng were part of this discussion.

10.   Summarize the events and meetings, discussions, etc. leading up to the May 30, 2015 consortium agreement and non-binding proposal submitted to the Company by Mr. Wang, Joy Union and Orient Securities Ruide.

11.   See our last comment above. As to each filing person, discuss the timing of the transaction from each person's perspective, including when they began to consider taking the Company private and what steps were taken in furtherance of or to investigate this option. We may have further comments.

12.   See our last two comments. Indicate in your response letter when each filing person who was already an equity owner of Company securities (other than Orient Securities Ruide who we understand was not) filed beneficial ownership reports and amendments to those reports regarding ownership in Company securities. We may additional comments after reviewing your supplemental response.

13.   With regard to the standstill letter disclosed in the carryover paragraph at the bottom of page 27, please clarify if and when such letter was sent.

14.   According to the disclosure in the third paragraph on page 28, the Special Committee discussed the scope of the market check process to solicit other parties. Please expand to disclose the actual scope and how it was determined.

15.   In the six full paragraph on page 28 please quantify the "several parties" that resulted from the preliminary results of the market check. Also define the term "SOE."

16.   Please clarify the first full paragraph on page 29 to explain why you asked Potential Bidder A to make a revised proposal on a cash basis even though the market value offered per ADS was higher than the amount currently offered by the Buyer Group.

17.   You disclose in the third full paragraph on page 29 that Mr. Lawn will be paid a special transaction bonus. Please explain why this bonus is contingent on the consummation of the Merger.

18.   The disclosure in the third-to-last paragraph on page 29 states that with Potential Buyer B withdrawing its proposal, all potential buyers indicating possible interest had withdrawn. The first full paragraph on page 29, however, states that there were two other potential buyers in addition to Potential Buyer A. Please discuss the course of the negotiations with the third buyer.

19.   In several places on pages 30 and 31 you refer to "key issues," "key negotiation issues," "outstanding issues," and "remaining issues." Please summarize these issues in each paragraph where these disclosures appear.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 33

20.   We note your statement in the fourth paragraph on page 55. Please disclose with greater specificity the reason for undertaking the going private transaction at this time. Refer to Item 1013(c) of Regulation M-A.

Certain Financial Projections, page 42

21.   Briefly summarize the material assumptions underlying the projected figures disclosed here.

Selected Public Companies and Merger and Acquisition Transactions Analysis, page 49

22.   You disclose that you included nineteen companies in the selected public company analysis but only disclose the names of eighteen companies. Please reconcile.

Summary of Analysis, page 53

23.   You do not appear to provide a discussion of the merger consideration with regard to historical market prices. According to your disclosure on page 38, this was part of your analysis. Please expand to disclose in reasonable detail how historical prices were considered or explain in detail with they are not deemed material or relevant. Refer to Instruction 2 of Item 1014 in Regulation M-A.

The Company's Net Book Value and Net Earnings, page 58

24.   Please provide the disclosure of Net Book Value and Net Earnings for all the persons listed on the cover page of the Schedule 13E-3. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Equity Financing, page 61

25. Please clarify what you mean by "certain equity securities" in the first sentence of this section and throughout your document. In this regard, you should clarify the type and number of equity securities to be issued to the Sponsor or how this amount will be determined.

Annex H

26. We note the limitation on reliance by shareholders in the first full paragraph of page H-5 in the opinion provided by Duff & Phelps. Please remove this limitation as it is inconsistent with the disclosures relating to the opinion.

27. In the second paragraph on page H-5, the opinion indicates that the liability of Duff & Phelps is limited as set forth in the July 17, 2015 Engagement Letter. Please file a copy of the Engagement Letter as it appears to be part of the fairness opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Karen M. Yan, Esq.
        Fenwick & West LLP